Mail Stop 4561

October 12, 2006

Mr. Victor Zhou
Chief Executive Officer
The Hartcourt Companies, Inc.
306 Yong Teng Plaza
1065 Wuzhong Road
Shanghai, China 201103

>   **Re: The Hartcourt Companies, Inc.**
>   **Item 4.02 Forms 8-K**
>   **Filed September 5, 2006, September 7, 2006 and September 27, 2006**
>   **File No. 1-12671**

Dear Mr. Zhou:

We have reviewed your amended Forms 10-KSB/A and 10-K/A filed in response to our comments and have the following additional comment.

Forms 8-K/A filed September 27, 2006

1.   We do not note a response to our prior comment 2 and therefore reissue our comment in its entirety. Please tell us when and how you plan to file restated interim financial statements for the interim periods subsequent to May 31, 2005 that are impacted by the restatement.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call Amanda Sledge at (202) 551-3473.

Sincerely,

Steven Jacobs
Accounting Branch Chief